FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Month of November 2014

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Andhra Pradesh 500 034, India

+91-40-4900-2900

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☑

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Not applicable.

Table of Contents

(1)	Press Release, “Dr. Reddy’s announces the Launch of Over-the-Counter Fexofenadine Hydrochloride 60 mg and Pseudoephedrine Hydrochloride 120 mg Extended-Release Tablets”, November 20, 2014.

(2)	Press Release, “Dr. Reddy’s announces the Launch of Docetaxel Injection USP”, November 24, 2014.

Press Release
Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad - 500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com

Dr. Reddy’s announces the Launch of Over-the-Counter Fexofenadine Hydrochloride 60 mg

and Pseudoephedrine Hydrochloride 120 mg Extended-Release Tablets

Hyderabad, India, November 20, 2014

Dr. Reddy’s Laboratories (NYSE: RDY) announced today that it has launched its over-the-counter (OTC) Fexofenadine Hydrochloride and Pseudoephedrine Hydrochloride Extended Release Tablets 60 mg / 120 mg, a bioequivalent generic version of Allegra-D® 12 Hour Allergy & Congestion, in the U.S. market on November 18, 2014. Dr. Reddy’s ANDA is approved by the United States Food & Drug Administration (USFDA).

The Allegra-D® 12 Hour brand has U.S. sales of approximately $49.8 million for the latest 52 weeks ending October 6, 2014 for Total US Multi Outlet according to IRI.

Dr. Reddy’s Fexofenadine Hydrochloride and Pseudoephedrine Hydrochloride Extended Release Tablets 60 mg / 120 mg is available in a 20 count blister.

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

About Dr. Reddy’s

Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Major therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infective. Major markets include India, USA, Russia-CIS and Europe apart from other select geographies within Emerging Markets. For more information, log on to: www.drreddys.com

Allegra-D® 12 Hour is a registered trademark of Aventisub II Inc.

For more information, please contact:

Investors and Financial Analysts:	Media:

Kedar Upadhye at kedaru@drreddys.com /+91-40-66834297	Shilpi Lathia at shilpil@drreddys.com/+91-40- 49002447
Saunak Savla at saunaks@drreddys.com /+91-40-49002135
Ashish Girotra (USA) at ashishg@drreddys.com/+1-609-375-9805

Press Release
Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad - 500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com

Dr. Reddy’s announces the Launch of Docetaxel Injection USP

Hyderabad, India, November 24, 2014

Dr. Reddy’s Laboratories (NYSE: RDY) announced today that is has launched Docetaxel Injection USP 20 mg/mL and 80 mg/4 mL a therapeutic equivalent generic version of TAXOTERE® (docetaxel Injection) in the US market on November 21, 2014. Dr. Reddy’s ANDA is approved by the United States Food & Drug Administration (USFDA).

The TAXOTERE® brand and generic has U.S. sales of approximately $218 Million MAT for the most recent twelve months ending in September 2014 according to IMS Health*.

Dr. Reddy’s Docetaxel Injection USP, 20 mg/mL and 80 mg/4 mL are available as a single dose, one vial formulation that does NOT require a prior dilution with a diluent and is ready to add to the Intravenous Infusion solution.

WARNING: TOXIC DEATHS, HEPATOTOXICITY, NEUTROPENIA, HYPERSENSITIVITY REACTIONS, AND FLUID RETENTION

SEE FULL PRESCRIBING INFORMATION FOR COMPLETE BOXED WARNING

•	Treatment-related mortality increases with abnormal liver function, at higher doses, and in patients with NSCLC and prior platinum-based therapy receiving docetaxel injection at 100 mg/m2

•	Should not be given if bilirubin > ULN, or if AST and/or ALT > 1.5 × ULN concomitant with alkaline phosphatase > 2.5 × ULN. LFT elevations increase risk of severe or life-threatening complications. Obtain LFTs before each treatment cycle

•	Should not be given if neutrophil counts are < 1500 cells/mm3. Obtain frequent blood counts to monitor for neutropenia

•	Severe hypersensitivity, including very rare fatal anaphylaxis, has been reported in patients who received dexamethasone premedication. Severe reactions require immediate discontinuation of docetaxel injection and administration of appropriate therapy

•	Contraindicated if history of severe hypersensitivity reactions to docetaxel injection or to drugs formulated with polysorbate 80

•	Severe fluid retention may occur despite dexamethasone

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

About Dr. Reddy’s

Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Major therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infective. Major markets include India, USA, Russia-CIS and Europe apart from other select geographies within Emerging Markets. For more information, log on to: www.drreddys.com

TAXOTERE® is a registered trademark used by AVENTIS PHARMA S.A. CORPORATION.

*IMS National Sales Perspectives: Retail and Non-Retail MAT September 2014

For more information, please contact:

Investors and Financial Analysts:	Media:

Kedar Upadhye at kedaru@drreddys.com /+91-40-66834297	Shilpi Lathia at shilpil@drreddys.com/+91-40- 49002447
Saunak Savla at saunaks@drreddys.com /+91-40-49002135
Ashish Girotra (USA) at ashishg@drreddys.com/+1-609-375-9805

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED
(Registrant)

	By:	/s/ Sandeep Poddar
Date: December 8, 2014		Name:	Sandeep Poddar
		Title:	Company Secretary